[PGS LOGO]                                                          NEWS RELEASE
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FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
Ola Bosterud                                                    December 5, 2005
Phone:  +47 67 52 64 00
Celluar:  +47 90 95 47 43

Christopher Mollerlokken
Phone: +47 67 52 64 00
Celluar: +47 90 27 63 55

US Investor Services,
Renee Sixkiller,
Phone: +1 281 509 8548


                Improved Marine Contract Margins expected in 2006

     December 5, 2005, OSLO, NORWAY - Petroleum Geo Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today at its annual Capital Markets Day that the Company expects improved contracts margins for Marine Geophysical in 2006 compared to 2005. Furthermore PGS guided that Marine Geophysical multi-client late sales are expected to be lower in 2006 than in 2005. Multi-client investments in Marine Geophysical are expected to be modestly higher in 2005. Capital expenditures in Marine Geophysical are planned to increase to further boost productivity.

PGS Onshore revenues and operating profit are expected to be significantly above 2005 levels.

For PGS Production the following guidance was given:

          - Oil production expected to decline for FPSO Petrojarl Foinaven producing the Foinaven field and FPSO Petrojarl I producing the Glitne field in 2006 versus 2005

          - Potential for improved output for FPSO Petrojarl Varg producing the Varg field in 2006 versus 2005

          - FPSO Ramform Banff producing the Banff field is expected to continue at the minimum day rate

     As an update on the refinancing and exploration of a possible separation of the Company, PGS President and CEO, Svein Rennemo stated the following:

     "Our refinancing process is on track and, as disclosed last week, as of the consent solicitation deadline on November 30, 2005 tenders and consents representing approximately 99 percent of the $745.9 million aggregate principal amount of our outstanding 10% Senior Notes due 2010 had been received.

     We have started the process of exploring separation possibilities as announced and will come back with information to the market when appropriate. The strong market outlook for both our Geophysical and Production businesses underlines the potential in fully exploiting the growth

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Petroleum Geo-Services Inc     Phone:  +1 281-509-8000
15150 Memorial Drive           Fax:    +1 281-509-8500
Houston, TX 77079, USA

Petroleum Geo-Services ASA     Phone:  +47 67 52 64 00
Strandveien 4                  Fax:    +47 67 52 64 64
P.O. Box 89
N-1325 Lysaker, Norway
capability and opportunities within each one of them independently of the other. We believe that direct access to the capital markets for both Geophysical and Production would allow us to capture more opportunities."

                                      ****

     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSOs). PGS operates on a worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20- F for the year ended December 31, 2004. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

                                     --END--


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